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SEC FILE NUMBER
8-48219

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PETERS & CO. EQUITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
NOV 28 2023
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 JAMIESON PLACE, 308 FOURTH AVE SW
(No. and Street)

CALGARY	ALBERTA, CANADA	T2P 0H7
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANN M. DRISCOLL CA	(403) 261-2229	ADRISCOLL@PETERSCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG CHARTERED PROFESSIONAL ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

CALGARY CITY CENTRE 2200 - 215 2ND STREET	CALGARY	ALBERTA	T2P 1M4
(Address)	(City)	(State)	(Zip Code)

05/04/2004	1263
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CHRISTOPHER S. POTTER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PETERS & CO. EQUITIES INC., as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DARREN J. GROSS NOTARY PUBLIC PROVINCE OF ALBERTA

Notary Public

Signature:

Title:
CHAIRMAN & CHIEF EXECUTIVE OFFICER

SEC Mail Processing
NOV 28 2023
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Peters & Co. Equities Inc.

Statement of Financial Condition
September 30, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Peters & Co. Equities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peters & Co. Equities Inc. (the Company) as of September 30, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1996.

Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada,
November 24, 2023

Peters & Co. Equities Inc.

STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

As of September 30

	2023 $
ASSETS	
Current	
Cash *[note 3]*	**1,384,443**
Accounts receivable	
Broker *[note 5]*	**85,010**
Other *[note 4]*	**184,533**
Prepaid expenses	**8,105**
Total current assets	**1,662,091**
Deferred tax assets *[note 6]*	**699**
	1,662,790
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	
Client	**84,869**
Due to Peters & Co. Limited *[note 5]*	**174,379**
Trade	**4,164**
Total current liabilities	**263,412**
Subordinated borrowings *[note 7]*	**1,109,467**
Total liabilities	**1,372,879**
Stockholder's equity	
Capital stock *[note 8]*	**200,000**
Retained earnings	**195,543**
Accumulated other comprehensive loss	**(105,632)**
Total stockholder's equity	**289,911**
	1,662,790

See accompanying notes

On behalf of the Board:

Director

Director

Peters & Co. Equities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2023

1. BACKGROUND

Peters & Co. Equities Inc. [the "Company"], incorporated under the *Business Corporations Act* (Alberta) and a wholly-owned subsidiary of Peters & Co. Limited ["Limited"], commenced operations on September 24, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority, Inc. ["FINRA"] and the Securities Investor Protection Corporation. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared by management in accordance with accounting principles generally accepted in the United States of America ["US GAAP"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of the Statement of Financial Condition for a period involves the use of estimates, which would affect the amounts of recorded assets and liabilities. Actual amounts could differ from these estimates. Management believes the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent.

The Company applies judgment in determining how to apply the requirements of ASC 606 Revenue from contracts with customers, including determining the timing of satisfaction of performance obligations and the amount of the transaction price that is allocated to performance obligations. The Company has determined that its performance obligations are satisfied at a point in time.

Accounting for securities transactions

Securities transactions are recorded on a settlement date basis with the related commission revenue and expenses recorded on a trade date basis.

Revenue from contracts with customers

Commissions revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis, that being the point in time that the performance obligation is satisfied. The performance obligation, as well as the timing of its satisfaction is identified and determined at the inception of the contract. That has been determined to be at trade date and has been determined to be at a point in time. The contracts do not include multiple performance obligations, and fees are due immediately upon satisfaction of the contract which is the trade date.

Research revenue is earned as a result of providing research services to clients. As is customary industry practice, the client has no contractual obligation to pay for these services. Accordingly, a contract is established, and the performance obligation is satisfied, at the point in time at which the amount of consideration paid or payable can be ascertained. Once the performance obligation has been satisfied fees are invoiced and are typically due within 30 days or less.

Interest and other income

Interest and other income are recognized on an accrual basis. Interest income consists of interest earned on the Company's own cash balances and interest earned on other sources.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2023

Foreign currency translation

The Canadian ["CDN"] dollar is the functional currency for the Company's operations. Foreign exchange gains and losses arising from transactions in US dollars are recognized in income during the year.

Monetary assets and liabilities denominated in US currency are translated into CDN dollars at the rate of exchange in effect at the reporting date. The resulting gains and losses on monetary assets and liabilities are included in income. Non-monetary assets and liabilities and equity accounts are translated at the historic rates in effect at the dates of the transactions. Revenue and expense items are translated using exchange rates in effect when the transaction occurs. The resulting gains and losses are recorded in income in the period in which they occur.

The CDN dollar functional currency financial statements are then translated into US dollar presentation currency financial statements, as US dollar financial statements are required for filing with the regulators in the US. Assets and liabilities are translated at the rate of exchange in effect at the reporting date. Revenue and expense items are translated at the average exchange rate for the year. Equity accounts are translated at the historic rates prevailing at the dates of the transactions. The resulting translation gains and losses are recorded as a currency translation adjustment in other comprehensive income (loss).

Financial instruments

[i] Fair value

Financial instruments are represented by cash, accounts receivable, accounts payable and subordinated borrowings. The carrying values of all of the Company's financial instruments approximate their fair value.

[ii] Financial instrument risks

There are various risks inherent in financial instruments including credit risk, liquidity risk and market risk, with the latter including fair value risk, interest rate risk and foreign exchange risk. These risks are managed by the Company on a daily basis as described below.

Credit risk

Credit risk is the risk of a financial loss associated with a counterparty's inability to fulfill its payment obligations. The Company is exposed to credit risk on its own cash balances, net receivables from clients and brokers and other accounts receivable. The maximum exposure of the Company to credit risk before taking into account any collateral held or other enhancements is the carrying value of the related financial instruments at September 30, 2023.

Credit risk is managed by regular monitoring of credit exposures and collateral and by dealing with counterparties the Company believes to be creditworthy. Counterparties primarily include investment dealers and other financial institutions. The Company's most significant counterparty concentrations are with financial institutions and institutional clients, many of which are regulated entities. Management believes that they are in the normal course of business and does not anticipate loss for non-performance.

Receivables from and payables to clients are due by the settlement date of the trade transactions and are transacted on a cash on delivery basis only. Management believes that credit risk is mitigated by its daily monitoring processes and the short-term nature of the related transactions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure that sufficient cash resources, and access to debt markets as necessary, are available to meet its financial obligations as they become due, as well as ensuring adequate funds are available to support its business and operational needs. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Cash is held with a Canadian chartered bank. Receivables from and payables to clients and brokers represent current unsettled transactions beyond their original settlement date.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market prices. The Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk is the risk of potential losses resulting from adverse movements in the market value of financial instruments. The Company is exposed to fair value risk arising from the possibility that adverse movements in market prices will affect the value of securities the Company owes or is owed in exchange for cash in cash on delivery transactions. The Company mitigates this risk exposure by monitoring pending and failed transactions closely on a daily basis.

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments and fixed income securities held by the Company. The Company is exposed to interest rate risk on its own cash balances. The Company does not hedge its exposure to interest rate risk as it is minimal.

Foreign exchange risk arises from the possibility that changes in the exchange rates for foreign currencies will result in losses. The Company is exposed to foreign exchange risk to the extent of balances, transactions and cash flows that occur in US dollars. The Company mitigates foreign exchange risk by minimizing balances maintained in US dollars. Realized and unrealized gains and losses related to foreign exchange differences are recognized in income immediately, except to the extent that they related to the translation of the financial statements to the US dollar reporting currency, in which case, the gains and losses are recorded in other comprehensive income (loss).

Income taxes

The Company records income taxes in accordance with ASC 740 *Income taxes* using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Interest and penalties related to income taxes are included as a component of income taxes.

Deferred tax balances relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

Comprehensive income (loss)

Due to the Company's functional currency being CDN dollars, unrealized foreign currency translation gains and losses from the functional currency to the presentation currency are recorded as a component of other comprehensive income (loss). There are no other items that would cause comprehensive income (loss) to differ materially from net income (loss). Foreign currency translation gains and losses are not reclassified to the statement of income (loss) in subsequent periods.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2023

3. CASH

The Company has CDN and US currency on deposit at Canadian chartered banks. The deposits earn interest at tiered rates dependent on the account balance.

Pursuant to the (k)(2)(i) exemption from the United States Securities and Exchange Commission [the "SEC"] Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, the Company may, from time to time, be required to segregate cash in special bank accounts for the exclusive benefit of customers. There were no balances in the special bank accounts at September 30, 2023.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

At September 30, 2023 accounts receivable included $90,706 of contract receivables. There were no other contract balances at September 30, 2023. There were no impaired contract receivables at September 30, 2023. The Company's revenues are primarily related to investments in the Canadian energy industry and is exclusively from institutional clients and accredited investors.

5. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all its security transactions. Accounts receivable – broker and accounts payable – broker represent the balances outstanding for such transactions, which include failed securities transactions.

Substantially all the Company's cash receipt and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee is calculated by allocating a portion of the clearing and processing costs, operating expenses, and compensation costs of Limited. The allocation is based on Company revenue and commissions as a percent of Limited's consolidated revenue and consolidated commissions. If the management fee creates a loss in the Company, certain costs will not be allocated. However, clearing and processing costs and operating expenses must be allocated. The intercompany balance arising from these transactions is recorded as due to Peters & Co. Limited.

The intercompany balances are due on demand and do not bear interest.

6. INCOME TAXES

Deferred tax assets relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporate income taxes in Canada calculated based on financial statements expressed in CDN dollars. For the year ended September 30, 2023, the Company's combined federal and provincial statutory income tax rate is 11.0%. This differs from the effective rate due to the reduction of deferred tax assets in the current year, which result from a decrease in the income tax rate at which deferred tax balances are being recognized.

The preceding three years remain subject to examination by Canadian federal taxing authorities. There have been no interest or penalties incurred for the year ended September 30, 2023.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[All figures presented in United States dollars]

September 30, 2023

7. SUBORDINATED BORROWINGS

The Company has received subordinated borrowings in the amount of CDN $1,500,000 from Limited. The subordinated borrowings have been approved by the FINRA and is thus available in computing net capital. These borrowings are scheduled to mature on September 30, 2025, however, it includes an extension provision whereby the scheduled maturity date shall be extended an additional year, each year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, Limited notifies the Company and the FINRA, in writing, that it does not intend to extend the maturity date. To the extent the subordinated borrowings are required for net capital, it may not be repaid.

8. CAPITAL STOCK

Details of the Company's capital stock are as follows:

	2023 $
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
200,000 common shares	**200,000**

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital under the alternate method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2.0 percent of aggregate debit items in the formula for reserve requirements, as defined, at all times. At September 30, 2023, the Company had net capital equal to $1,190,121, which exceeded its requirement by $940,121.

	2023 $
Total stockholder's equity	**289,911**
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	**1,109,467**
Less: Total non-allowable assets	**(193,337)**
Net capital before haircuts on securities positions	**1,206,041**
Less: Total haircuts	**(15,920)**
Net capital	**1,190,121**
Net capital requirement	**250,000**
Excess net capital	**940,121**

Total non-allowable assets at September 30, 2023 comprise accounts receivable of $184,533, prepaid expenses of $8,105 and deferred tax assets of $699.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2023 through to November 21, 2023, that being the date the statement of financial condition was available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in the statement of financial condition of the Company.